

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2023

Renee L. Wilm
Chief Legal Officer
Atlanta Braves Holdings, Inc.
12300 Liberty Boulevard
Englewood, CO 80112

      Re: Atlanta Braves Holdings, Inc.
           Registration Statement on Form S-1
           Filed September 8, 2023
           File No. 333-274438

Dear Renee L. Wilm:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services

cc: C. Brophy Christensen